FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, January 9, 2004 Home Equity Pass-Through Certificates, Series 2004-1	**333-107055**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: John Graham
Title: Vice President

Dated: January 9, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

FICO Score *Note: Cells in red font are calculations* **Collateral Cuts for Hemt 2004-1**

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – 499.99	218,134.81	0.07%	> 85.0	218,134.81	0.07%	98.02	42.00	-	100.00	100.00	-	11.80
500 – 549.99	76,648.46	0.03%	> 85.0	76,648.46	0.03%	100.00	49.30	537	100.00	100.00	100.00	100.00
550 – 574.99	262,403.86	0.09%	> 85.0	262,403.86	0.09%	96.27	41.08	560	100.00	100.00	100.00	9.19
575 – 599.99	8,782,009.56	2.96%	> 85.0	8,723,067.57	2.94%	99.33	40.43	589	91.81	99.59	99.61	24.79
600 – 619.99	16,273,372.98	5.48%	> 90.0	15,772,382.63	5.31%	99.17	42.83	610	94.80	99.57	98.43	26.27
620 – 649.99	54,291,131.66	18.27%	> 90.0	44,795,604.74	15.08%	96.48	41.31	636	86.56	98.06	46.89	30.94
650 – 679.99	75,647,641.48	25.46%	> 95.0	52,245,198.80	17.58%	96.42	40.83	664	87.22	97.69	31.12	25.51
680 – 699.99	43,682,683.03	14.70%	> 95.0	25,729,552.37	8.66%	95.80	39.48	689	84.96	93.41	31.89	21.96
700 +	97,910,417.98	32.95%	> 95.0	54,946,916.31	18.49%	95.31	38.47	737	80.75	89.83	42.04	10.84
TOTAL POOL	297,144,443.82	100.00%		202,769,909.55	68.24%	96.21	40.08	681	85.21	94.70	43.48	21.16

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	22,349,696.84	7.52%	< 640	1,878,526.59	0.63%	91.59	14.85	703	79.85	85.86	13.78	24.65
20.001 – 25.00	8,325,692.67	2.80%	< 640	1,531,047.58	0.52%	94.14	22.77	688	86.49	85.19	56.71	23.85
25.001 – 30.00	16,160,889.93	5.44%	< 650	3,785,753.33	1.27%	94.09	27.73	691	86.64	91.23	52.47	28.77
30.001 – 35.00	29,439,094.47	9.91%	< 660	9,061,609.96	3.05%	95.53	32.86	689	85.36	92.60	45.67	19.33
35.001 – 40.00	57,554,707.77	19.37%	< 670	22,837,666.84	7.69%	96.32	37.73	687	85.94	94.03	39.24	21.89
40.001 – 45.00	91,373,296.02	30.75%	< 680	50,093,944.40	16.86%	96.35	42.81	680	86.67	96.63	36.56	20.23
45.001 – 50.00	67,254,689.34	22.63%	< 690	48,387,726.70	16.28%	98.36	47.86	667	83.77	98.22	58.59	19.57
50.001 – 55.00	4,313,425.69	1.45%	< 700	3,544,561.67	1.19%	99.01	51.59	660	86.63	99.11	86.69	18.45
> 55.01	372,951.09	0.13%	< 700	22,959.43	0.01%	94.23	59.48	721	77.79	100.00	87.70	-
TOTAL POOL	297,144,443.82	100.00%		141,143,796.50	47.50%	96.21	40.08	681	85.21	94.70	43.48	21.16

Combined Loan To Value (LTV) Ratio

CBLTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 69.99	3,554,293.28	1.20%	> 50	24,670.06	0.01%	54.26	36.65	703	85.24	93.85	23.72	66.86
70 – 79.99	6,130,503.01	2.06%	> 50	-	0.00%	75.94	37.03	677	75.17	83.58	19.74	73.12
80 – 84.99	8,298,017.49	2.79%	> 50	89,716.60	0.03%	81.92	37.35	692	84.80	80.59	29.21	58.95
85 – 89.99	14,507,161.40	4.88%	> 50	14,960.33	0.01%	88.48	37.63	686	83.69	89.58	44.92	45.57
90 – 94.99	36,961,027.08	12.44%	> 50	376,647.75	0.13%	91.53	37.77	699	77.64	81.04	39.35	24.10
95 – 99.99	49,861,397.37	16.78%	> 50	339,076.92	0.11%	96.29	38.83	692	82.58	91.84	48.65	22.97
100	177,832,044.19	59.85%	> 50	3,841,305.12	1.29%	100.00	41.31	674	88.01	99.83	44.64	13.58
TOTAL POOL	297,144,443.82	100.00%		4,686,376.78	1.58%	96.21	40.08	681	85.21	94.70	43.48	21.16

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50,999	148,311,229.37	49.91%	679	96.61	39.54	85.93	93.36	19.39	51.44
$51 – $200,999	148,148,378.86	49.86%	684	95.86	40.64	84.57	96.17	22.87	35.39
$201 – $300,999	684,835.59	0.23%	721	85.01	41.69	67.62	67.62	35.00	67.62
$301 – $400,999		0.00%							
$401 – $500,999		0.00%							
$501 – $600,999		0.00%							
$601 – $700,999		0.00%							
$701 – $800,999		0.00%							
$801 – $900,999		0.00%							
$901 – $1,000,999		0.00%							
>$1000K		0.00%							
TOTAL POOL	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70	21.16	43.48

Principal Balance: Average $43,309.20 Min: $8,522.75 Max: $239,679.49

Documentation Type

Documentation Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	129,191,899.31	43.48%	673	96.90	40.37	86.55	96.17	23.29
NINA	6,309,410.43	2.12%	707	85.35	44.47	78.72	90.32	33.23
Limited Doc	142,116,155.59	47.83%	685	96.41	40.07	85.68	93.99	19.21
Stated	19,526,978.49	6.57%	701	93.81	37.83	74.98	91.65	17.37
Other		0.00%						
TOTAL POOL	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70	21.16

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	211,033,381.65	71.02%	677	96.62	40.24	96.83	23.29	44.89
PUD	42,160,178.92	14.19%	695	95.49	39.01	93.39	16.04	40.53
Townhouse		0.00%	-	-	-	-	-	-
2 – 4 Family	20,920,716.80	7.04%	699	92.62	39.00	73.56	17.70	25.78
Condo	22,858,318.34	7.69%	685	97.23	41.47	96.78	14.27	51.91
Manufactured		0.00%	-	-	-	-	-	-
Other	171,848.11	0.06%	714	70.67	34.30	100.00	-	65.16
TOTAL POOL	297,144,443.82	100.00%	681	96.21	40.08	94.70	21.16	43.48

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	#DIV/0!							
Other	-	#DIV/0!							
TOTAL	-	#DIV/0!							

Loan Purpose

Loan Purpose	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
	Amount	%					
Refinance – Cashout	62,881,113.13	21.16%	664	92.35	39.69	88.93	96.02
Purchase	219,102,180.14	73.74%	687	97.55	40.34	83.83	94.39
Refinance – Rate Term	15,075,999.75	5.07%	677	92.89	37.83	89.60	93.69
Other	85,150.80	0.03%	721	95.00	43.67	100.00	100.00
TOTAL POOL	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70

Fixed Vs. Floating Collateral

Lien Status	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
	Amount	%[2]								
Fixed	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70	21.16	n/a	n/a
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70	21.16		

Lien Status

Lien Status	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
First Lien		0.00%						
Second Lien	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70	21.16
Third Lien		0.00%						
TOTAL POOL	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70	21.16

Occupancy Type

Occupancy Type	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Primary Residence	281,406,690.28	94.70%	680	96.59	40.34	86.61	100.00	21.46
Second Home	2,107,565.71	0.71%	710	88.65	35.60	90.63	-	15.07
Investment	13,630,187.83	4.59%	716	89.57	34.93	55.46	-	16.02
TOTAL POOL	297,144,443.82	100.00%	681	96.21	40.08	85.21	94.70	21.16

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]							
0 Months	152,937,312.49	51.47%	3678	693	94.54	38.65	84.89	92.36	21.49
6 Months	5,099,766.37	1.72%	75	696	93.00	38.15	71.23	80.67	18.31
12 Months	16,776,705.90	5.65%	319	686	95.47	39.88	75.99	91.28	22.35
24 Months	53,641,744.21	18.05%	1165	661	99.09	42.21	83.95	99.04	12.10
36 Months	63,259,781.79	21.29%	1501	670	98.20	41.59	89.93	98.72	26.76
60 Months	4,727,045.98	1.59%	109	676	97.44	41.22	92.14	94.08	33.09
Other: 3 - 48 months	702,087.08	0.24%	14	668	94.17	42.42	100.00	100.00	48.87
TOTAL	297,144,443.82	100.00%	6,861	681	96.21	40.08	85.21	94.70	21.16

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]						
Section 32 Loans	-	#DIV/0!						
Total	-	#DIV/0!						

GA % and Top 5 States

State	%
Georgia	1.57
California	40.94
Nevada	5.97
New York	5.37
Florida	4.72
Virginia	3.70

Top 5 Originators

Originator	%
Saxon Mortgage, Inc.	14.58
Fremont Investment & Loan	12.24
Aames Capital Corporations	8.51
Decision One Mortgage Company, LLC	6.9
Accredited Home Lenders Inc.	4.49

Servicer

Servicer	%
Wilshire	97.23
Ocwen	2.77

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 02/01/04 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

Total Number of Loans		6,861		
Total Outstanding Loan Balance	$	297,144,443.82	Min	Max
Average Loan Current Balance	$	43,309.20	$ 8,522.75	$ 239,679.49
Weighted Average Combined LTV		96.21%	7.02%	100.00%
Weighted Average Coupon		10.07%	5.38%	14.99%
Weighted Average FICO (Non-Zero)		681		
Weighted Average Age (Months)		4		
% Prepayment Penalties		48.53%		
% Second Liens		100.00%		

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,667	$ 31,773,040.37	10.69	680	95.11	10.17	85.10
25,000.01 - 50,000.00	3,108	$ 112,140,707.40	37.74	679	97.02	10.09	95.62
50,000.01 - 75,000.00	1,425	$ 87,277,957.77	29.37	681	96.72	10.12	96.69
75,000.01 - 100,000.00	486	$ 42,221,321.20	14.21	681	96.41	10.11	97.51
100,000.01 - 125,000.00	97	$ 11,070,807.14	3.73	702	94.64	9.51	94.53
125,000.01 - 150,000.00	33	$ 4,560,003.77	1.53	706	89.93	9.72	90.69
150,000.01 - 175,000.00	23	$ 3,702,737.03	1.25	686	91.66	9.90	86.51
175,000.01 - 200,000.00	19	$ 3,713,033.55	1.25	700	86.17	9.41	89.34
200,000.01 - 225,000.00	2	$ 445,156.10	0.15	717	80.05	9.44	50.19
225,000.01 - 250,000.00	1	$ 239,679.49	0.08	729	94.21	10.01	100.00
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,677	$ 32,022,247.76	10.78	680	95.14	10.17	85.22
25,000.01 - 50,000.00	3,103	$ 112,139,966.95	37.74	679	97.01	10.09	95.62
50,000.01 - 75,000.00	1,422	$ 87,179,390.36	29.34	681	96.70	10.12	96.68
75,000.01 - 100,000.00	484	$ 42,071,421.67	14.16	681	96.45	10.12	97.50
100,000.01 - 125,000.00	97	$ 11,070,807.14	3.73	702	94.64	9.51	94.53
125,000.01 - 150,000.00	33	$ 4,560,003.77	1.53	706	89.93	9.72	90.69
150,000.01 - 175,000.00	23	$ 3,702,737.03	1.25	686	91.66	9.90	86.51
175,000.01 - 200,000.00	19	$ 3,713,033.55	1.25	700	86.17	9.41	89.34
200,000.01 - 225,000.00	2	$ 445,156.10	0.15	717	80.05	9.44	50.19
225,000.01 - 250,000.00	1	$ 239,679.49	0.08	729	94.21	10.01	100.00
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

FICO	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	6	$	218,134.81	0.07	-	98.02	11.73	100.00
526 - 550	1	$	76,648.46	0.03	537	100.00	9.49	100.00
551 - 575	17	$	309,460.67	0.10	562	96.08	10.99	100.00
576 - 600	285	$	9,418,558.71	3.17	590	99.30	11.43	99.61
601 - 625	620	$	24,679,640.36	8.31	615	97.76	11.05	99.27
626 - 650	1,151	$	48,213,945.71	16.23	640	96.53	10.93	97.90
651 - 675	1,404	$	63,352,169.46	21.32	663	96.49	10.59	97.57
676 - 700	1,163	$	54,868,986.96	18.47	688	95.93	9.76	94.41
701 - 725	808	$	37,239,435.01	12.53	713	95.90	9.37	90.93
726 - 750	659	$	28,361,922.55	9.54	737	95.98	9.05	89.26
751 - 775	508	$	20,566,085.96	6.92	762	94.15	8.90	86.91
776 - 800	215	$	8,904,774.49	3.00	786	94.15	8.47	92.27
801 - 825	24	$	934,680.67	0.31	806	89.09	8.31	89.67
Total:	**6,861**	**$**	**297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Original Term	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	11	$	187,736.85	0.06	637	90.99	9.77	86.06
61 - 120	115	$	2,642,668.40	0.89	656	95.17	10.52	94.53
121 - 180	3,904	$	165,978,318.37	55.86	693	95.21	9.61	93.03
181 - 240	2,345	$	103,744,121.09	34.91	660	98.54	10.86	99.19
301 - 360	486	$	24,591,599.11	8.28	699	93.29	9.82	87.21
Total:	**6,861**	**$**	**297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Remaining Term to Maturity	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	11	$	187,736.85	0.06	637	90.99	9.77	86.06
61 - 120	115	$	2,642,668.40	0.89	656	95.17	10.52	94.53
121 - 180	3,904	$	165,978,318.37	55.86	693	95.21	9.61	93.03
181 - 240	2,345	$	103,744,121.09	34.91	660	98.54	10.86	99.19
301 - 360	486	$	24,591,599.11	8.28	699	93.29	9.82	87.21
Total:	**6,861**	**$**	**297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Property Type	Number of Loans		Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	437	$	20,920,716.80	7.04	699	92.62	10.08	73.56
Condominium	568	$	22,858,318.34	7.69	685	97.23	10.10	96.78
Co-op	3	$	111,976.08	0.04	733	57.67	7.47	100.00
Factory Built	1	$	59,872.03	0.02	677	95.00	10.25	100.00
PUD	930	$	42,160,178.92	14.19	695	95.49	9.66	93.39
Single Family Residence	4,922	$	211,033,381.65	71.02	677	96.62	10.15	96.83
Total:	**6,861**	**$**	**297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	423	$ 13,630,187.83	4.59	716	89.57	10.69	-
Primary	6,380	$ 281,406,690.28	94.70	680	96.59	10.05	100.00
Secondary	58	$ 2,107,565.71	0.71	710	88.65	9.26	-
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Construction/Permanent	2	$ 85,150.80	0.03	721	95.00	7.63	100.00
Purchase	5,091	$ 219,102,180.14	73.74	687	97.55	10.11	94.39
Refinance - Cashout	1,370	$ 62,881,113.13	21.16	664	92.35	10.10	96.02
Refinance - Rate Term	398	$ 15,075,999.75	5.07	677	92.89	9.43	93.69
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	1	$ 19,954.05	0.01	682	7.02	9.90	100.00
10.01 - 20.00	4	$ 111,551.99	0.04	720	15.88	8.24	100.00
20.01 - 30.00	5	$ 293,082.93	0.10	757	22.72	7.20	92.86
30.01 - 40.00	8	$ 365,403.37	0.12	716	35.94	8.11	86.34
40.01 - 50.00	4	$ 127,423.25	0.04	728	43.84	7.01	100.00
50.01 - 60.00	13	$ 807,346.33	0.27	678	56.86	8.56	100.00
60.01 - 70.00	31	$ 1,898,377.59	0.64	697	65.57	8.10	90.69
70.01 - 80.00	148	$ 9,492,907.28	3.19	687	77.45	8.43	80.16
80.01 - 90.00	1,080	$ 42,192,866.15	14.20	693	88.70	9.12	80.52
90.01 - 95.00	1,194	$ 47,333,882.21	15.93	697	94.70	9.57	89.90
95.01 - 100.00	4,373	$ 194,501,648.67	65.46	674	99.90	10.52	99.69
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	2,135	$ 121,637,761.13	40.94	685	96.57	9.96	94.99
Nevada	458	$ 17,730,856.20	5.97	689	96.90	10.13	83.75
New York	273	$ 15,964,249.62	5.37	687	88.87	9.24	89.25
Florida	390	$ 14,015,423.50	4.72	664	97.22	10.90	95.73
Virginia	229	$ 10,997,246.54	3.70	685	94.98	10.30	97.31
Washington	274	$ 10,692,156.33	3.60	671	97.85	10.33	96.49
Arizona	279	$ 9,440,292.20	3.18	681	96.85	10.45	88.04
Illinois	235	$ 8,558,340.47	2.88	679	96.73	10.11	98.37
New Jersey	162	$ 7,743,751.18	2.61	683	91.38	9.74	95.53
Texas	268	$ 7,716,677.22	2.60	672	98.29	10.50	96.62
Colorado	184	$ 7,093,212.29	2.39	680	97.32	10.13	95.99
Maryland	149	$ 6,188,847.66	2.08	674	96.54	10.36	97.97
Michigan	172	$ 5,607,271.30	1.89	671	94.67	10.22	97.71
Oregon	169	$ 5,547,248.60	1.87	686	98.08	9.81	99.44

Minnesota	151	$ 5,423,692.76	1.83	689	97.07	9.76	99.51
Other	1,333	$ 42,787,416.82	14.40	677	97.09	10.17	96.95
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	3,341	$ 129,191,899.31	43.48	673	96.90	9.57	96.17
NINA	129	$ 6,309,410.43	2.12	707	85.35	9.91	90.32
Reduced	2,994	$ 142,116,155.59	47.83	685	96.41	10.55	93.99
Stated/Stated	397	$ 19,526,978.49	6.57	701	93.81	9.97	91.65
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.001 - 5.500	2	$ 130,822.56	0.04	758	36.44	5.40	100.00
5.501 - 6.000	28	$ 1,420,391.69	0.48	743	81.13	5.96	99.20
6.001 - 6.500	79	$ 3,709,114.05	1.25	730	87.69	6.37	96.63
6.501 - 7.000	186	$ 8,451,800.11	2.84	721	89.71	6.89	97.25
7.001 - 7.500	364	$ 13,534,818.07	4.55	724	91.53	7.34	97.90
7.501 - 8.000	399	$ 17,151,389.18	5.77	718	91.89	7.84	95.79
8.001 - 8.500	407	$ 17,343,058.00	5.84	711	94.44	8.37	96.14
8.501 - 9.000	503	$ 22,455,677.28	7.56	700	95.77	8.87	96.15
9.001 - 9.500	498	$ 22,605,369.37	7.61	693	96.30	9.38	94.65
9.501 - 10.000	758	$ 34,702,862.24	11.68	685	96.11	9.84	91.92
10.001 - 10.500	611	$ 28,217,105.38	9.50	674	97.21	10.35	95.91
10.501 - 11.000	818	$ 35,961,211.48	12.10	657	98.31	10.86	97.04
11.001 - 11.500	630	$ 29,242,446.86	9.84	665	98.41	11.34	97.58
11.501 - 12.000	997	$ 42,259,583.43	14.22	659	98.03	11.89	88.87
12.001 - 12.500	313	$ 11,166,311.79	3.76	658	98.43	12.38	90.90
12.501 - 13.000	159	$ 5,275,718.75	1.78	646	98.82	12.86	97.22
13.001 - 13.500	86	$ 2,906,736.69	0.98	636	99.72	13.33	100.00
13.501 - 14.000	17	$ 498,119.04	0.17	636	99.83	13.79	100.00
14.001 - 14.500	4	$ 78,473.56	0.03	643	99.99	14.26	70.40
14.501 - 15.000	2	$ 33,434.29	0.01	610	100.00	14.91	100.00
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	3,678	$ 152,937,312.49	51.47	693	94.54	9.66	92.36
3	6	$ 430,144.18	0.14	676	90.49	10.15	100.00
6	75	$ 5,099,766.37	1.72	696	93.00	10.50	80.67
12	319	$ 16,776,705.90	5.65	686	95.47	10.25	91.28
24	1,165	$ 53,641,744.21	18.05	661	99.09	10.88	99.04
30	6	$ 193,223.72	0.07	640	100.00	11.02	100.00
36	1,501	$ 63,259,781.79	21.29	670	98.20	10.33	98.72
42	1	$ 36,877.42	0.01	702	100.00	9.00	100.00
48	1	$ 41,841.76	0.01	690	100.00	8.25	100.00

60	109	$ 4,727,045.98	1.59	676	97.44	9.50	94.08
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

LIEN POSITION	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2	6,861	$ 297,144,443.82	100.00	681	96.21	10.07	94.70
Total:	**6,861**	**$ 297,144,443.82**	**100.00**	**681**	**96.21**	**10.07**	**94.70**

FICO Score

Note: Cells in red font are calculations

Collateral Cuts for Hemt 2004-1

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – 499.99	218,134.81	0.07%	> 85.0	218,134.81	0.07%	98.02	42.00	-	100.00	100.00	-	11.80
500 – 549.99	76,648.46	0.03%	> 85.0	76,648.46	0.03%	100.00	49.30	537	100.00	100.00	100.00	100.00
550 – 574.99	262,403.86	0.09%	> 85.0	262,403.86	0.09%	96.27	41.08	560	100.00	100.00	100.00	9.19
575 – 599.99	8,782,009.56	2.96%	> 85.0	8,723,067.57	2.94%	99.33	40.43	589	91.81	99.59	99.61	24.79
600 – 619.99	16,273,372.98	5.48%	> 90.0	15,772,382.63	5.31%	99.17	42.83	610	94.80	99.57	98.43	26.27
620 – 649.99	54,291,131.66	18.27%	> 90.0	44,795,604.74	15.08%	96.48	41.31	636	86.56	98.06	46.89	30.94
650 – 679.99	75,647,641.48	25.46%	> 95.0	52,268,155.77	17.59%	96.50	40.83	664	87.22	97.69	31.12	25.51
680 – 699.99	43,682,683.03	14.70%	> 95.0	25,729,552.37	8.66%	95.83	39.48	689	84.96	93.41	31.89	21.96
700 +	97,910,417.98	32.95%	> 95.0	54,946,916.31	18.49%	95.35	38.47	737	80.75	89.83	42.04	10.84
TOTAL POOL	297,144,443.82	100.00%		202,792,866.52	68.25%	96.25	40.08	681	85.21	94.70	43.48	21.16

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	22,349,696.84	7.52%	< 640	1,878,526.59	0.63%	91.59	14.85	703	79.85	85.86	13.78	24.65
20.001 – 25.00	8,325,692.67	2.80%	< 640	1,531,047.58	0.52%	94.14	22.77	688	86.49	85.19	56.71	23.85
25.001 – 30.00	16,160,889.93	5.44%	< 650	3,785,753.33	1.27%	94.36	27.73	691	86.64	91.23	52.47	28.77
30.001 – 35.00	29,439,094.47	9.91%	< 660	9,061,609.96	3.05%	95.53	32.86	689	85.36	92.60	45.67	19.33
35.001 – 40.00	57,554,707.77	19.37%	< 670	22,837,666.84	7.69%	96.35	37.73	687	85.94	94.03	39.24	21.89
40.001 – 45.00	91,373,296.02	30.75%	< 680	50,093,944.40	16.86%	96.37	42.81	680	86.67	96.63	36.56	20.23
45.001 – 50.00	67,254,689.34	22.63%	< 690	48,387,726.70	16.28%	98.42	47.86	667	83.77	98.22	58.59	19.57
50.001 – 55.00	4,313,425.69	1.45%	< 700	3,544,561.67	1.19%	99.01	51.59	660	86.63	99.11	86.69	18.45
> 55.01	372,951.09	0.13%	< 700	22,959.43	0.01%	94.23	59.48	721	77.79	100.00	87.70	-
TOTAL POOL	297,144,443.82	100.00%		141,143,796.50	47.50%	96.25	40.08	681	85.21	94.70	43.48	21.16

Combined Loan To Value (LTV) Ratio

CBLTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 69.99	3,399,830.27	1.14%	> 50	24,670.06	0.01%	56.01	36.60	702	85.39	93.57	21.09	68.26
70 – 79.99	6,130,503.01	2.06%	> 50	-	0.00%	75.94	37.03	677	75.17	83.58	19.74	73.12
80 – 84.99	8,330,848.62	2.80%	> 50	89,716.60	0.03%	81.92	37.30	692	84.86	80.67	29.49	59.12
85 – 89.99	14,527,115.45	4.89%	> 50	14,960.33	0.01%	88.48	37.64	686	83.71	89.59	45.00	45.51
90 – 94.99	37,039,747.94	12.47%	> 50	376,647.75	0.13%	91.53	37.77	699	77.61	81.08	39.41	24.05
95 – 99.99	49,884,354.34	16.79%	> 50	339,076.92	0.11%	96.29	38.83	692	82.59	91.84	48.68	23.01
100	177,832,044.19	59.85%	> 50	3,841,305.12	1.29%	100.00	41.31	674	88.01	99.83	44.64	13.58
TOTAL POOL	297,144,443.82	100.00%		4,686,376.78	1.58%	96.25	40.08	681	85.21	94.70	43.48	21.16

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50,999	148,311,229.37	49.91%	679	96.69	39.54	85.93	93.36	19.39	51.44
$51 – $200,999	148,148,378.86	49.86%	684	95.86	40.64	84.57	96.17	22.87	35.39
$201 – $300,999	684,835.59	0.23%	721	85.01	41.69	67.62	67.62	35.00	67.62
$301 – $400,999		0.00%							
$401 – $500,999		0.00%							
$501 – $600,999		0.00%							
$601 – $700,999		0.00%							
$701 – $800,999		0.00%							
$801 – $900,999		0.00%							
$901 – $1,000,999		0.00%							
>$1000K		0.00%							
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16	43.48

Principal Balance: Average ***$43,309.20*** *Min:* ***$8,522.75*** *Max:* ***$239,679.49***

Documentation Type

Documentation Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	129,191,899.31	43.48%	673	96.97	40.37	86.55	96.17	23.29
NINA	6,309,410.43	2.12%	707	85.35	44.47	78.72	90.32	33.23
Limited Doc	142,116,155.59	47.83%	685	96.42	40.07	85.68	93.99	19.21
Stated	19,526,978.49	6.57%	701	93.81	37.83	74.98	91.65	17.37
Other		0.00%						
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	211,033,381.65	71.02%	677	96.65	40.24	96.83	23.29	44.89
PUD	42,160,178.92	14.19%	695	95.56	39.01	93.39	16.04	40.53
Townhouse		0.00%	-	-	-	-	-	-
2 – 4 Family	20,920,716.80	7.04%	699	92.62	39.00	73.56	17.70	25.78
Condo	22,858,318.34	7.69%	685	97.33	41.47	96.78	14.27	51.91
Manufactured		0.00%	-	-	-	-	-	-
Other	171,848.11	0.06%	714	70.67	34.30	100.00	-	65.16
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	94.70	21.16	43.48

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	#DIV/0!							
Other	-	#DIV/0!							
TOTAL	-	#DIV/0!							

Loan Purpose

Loan Purpose	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
	Amount	%					
Refinance -- Cashout	62,881,113.13	21.16%	664	92.41	39.69	88.93	96.02
Purchase	219,102,180.14	73.74%	687	97.58	40.34	83.83	94.39
Refinance -- Rate Term	15,075,999.75	5.07%	677	93.00	37.83	89.60	93.69
Other	85,150.80	0.03%	721	95.00	43.67	100.00	100.00
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70

Fixed Vs. Floating Collateral

Lien Status	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
	Amount	%[2]								
Fixed	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16	n/a	n/a
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16		

Lien Status

Lien Status	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
First Lien		0.00%						
Second Lien	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16
Third Lien		0.00%						
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16

Occupancy Type

Occupancy Type	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Primary Residence	281,406,690.28	94.70%	680	96.63	40.34	86.61	100.00	21.46
Second Home	2,107,565.71	0.71%	710	88.65	35.60	90.63	-	15.07
Investment	13,630,187.83	4.59%	716	89.57	34.93	55.46	-	16.02
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]							
0 Months	152,937,312.49	51.47%	3678	693	94.61	38.65	84.89	92.36	21.49
6 Months	5,099,766.37	1.72%	75	696	93.00	38.15	71.23	80.67	18.31
12 Months	16,776,705.90	5.65%	319	686	95.47	39.88	75.99	91.28	22.35
24 Months	53,641,744.21	18.05%	1165	661	99.12	42.21	83.95	99.04	12.10
36 Months	63,259,781.79	21.29%	1501	670	98.20	41.59	89.93	98.72	26.76
60 Months	4,727,045.98	1.59%	109	676	97.44	41.22	92.14	94.08	33.09
Other: 3 - 48 months	702,087.08	0.24%	14	668	94.17	42.42	100.00	100.00	48.87
TOTAL	297,144,443.82	100.00%	6,861	681	96.25	40.08	85.21	94.70	21.16

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]						
Section 32 Loans	-	#DIV/0!						
Total	-	#DIV/0!						

GA % and Top 5 States

State	%
Georgia	1.57
California	40.94
Nevada	5.97
New York	5.37
Florida	4.72
Virginia	3.70

Top 5 Originators

Originator	%
Saxon Mortgage, Inc.	14.58
Fremont Investment & Loan	12.24
Aames Capital Corporations	8.51
Decision One Mortgage Company, LLC	6.9
Accredited Home Lenders Inc.	4.49

Servicer

Servicer	%
Wilshire	97.23
Ocwen	2.77

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

DERIVED INFORMATION [01/14/04]

HEMT Series 2004-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

FICO Score Note: Cells in red font are calculations

Collateral Cuts for Hemt 2004-1

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – 499.99	218,134.81	0.07%	> 85.0	218,134.81	0.07%	98.02	42.00	-	100.00	100.00	-	11.80
500 – 549.99	76,648.46	0.03%	> 85.0	76,648.46	0.03%	100.00	49.30	537	100.00	100.00	100.00	100.00
550 – 574.99	262,403.86	0.09%	> 85.0	262,403.86	0.09%	96.27	41.08	560	100.00	100.00	100.00	9.19
575 – 599.99	8,782,009.56	2.96%	> 85.0	8,723,067.57	2.94%	99.33	40.43	589	91.81	99.59	99.61	24.79
600 – 619.99	16,273,372.98	5.48%	> 90.0	15,772,382.63	5.31%	99.17	42.83	610	94.80	99.57	98.43	26.27
620 – 649.99	54,291,131.66	18.27%	> 90.0	44,795,604.74	15.08%	96.48	41.31	636	86.56	98.06	46.89	30.94
650 – 679.99	75,647,641.48	25.46%	> 95.0	52,268,155.77	17.59%	96.50	40.83	664	87.22	97.69	31.12	25.51
680 – 699.99	43,682,683.03	14.70%	> 95.0	25,729,552.37	8.66%	95.83	39.48	689	84.96	93.41	31.89	21.96
700 +	97,910,417.98	32.95%	> 95.0	54,946,916.31	18.49%	95.35	38.47	737	80.75	89.83	42.04	10.84
TOTAL POOL	297,144,443.82	100.00%		202,792,866.52	68.25%	96.25	40.08	681	85.21	94.70	43.48	21.16

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	22,349,696.84	7.52%	< 640	1,878,526.59	0.63%	91.59	14.85	703	79.85	85.86	13.78	24.65
20.001 – 25.00	8,325,692.67	2.80%	< 640	1,531,047.58	0.52%	94.14	22.77	688	86.49	85.19	56.71	23.85
25.001 – 30.00	16,160,889.93	5.44%	< 650	3,785,753.33	1.27%	94.36	27.73	691	86.64	91.23	52.47	28.77
30.001 – 35.00	29,439,094.47	9.91%	< 660	9,061,609.96	3.05%	95.53	32.86	689	85.36	92.60	45.67	19.33
35.001 – 40.00	57,554,707.77	19.37%	< 670	22,837,666.84	7.69%	96.35	37.73	687	85.94	94.03	39.24	21.89
40.001 – 45.00	91,373,296.02	30.75%	< 680	50,093,944.40	16.86%	96.37	42.81	680	86.67	96.63	36.56	20.23
45.001 – 50.00	67,254,689.34	22.63%	< 690	48,387,726.70	16.28%	98.42	47.86	667	83.77	98.22	58.59	19.57
50.001 – 55.00	4,313,425.69	1.45%	< 700	3,544,561.67	1.19%	99.01	51.59	660	86.63	99.11	86.69	18.45
> 55.01	372,951.09	0.13%	< 700	22,959.43	0.01%	94.23	59.48	721	77.79	100.00	87.70	-
TOTAL POOL	297,144,443.82	100.00%		141,143,796.50	47.50%	96.25	40.08	681	85.21	94.70	43.48	21.16

Combined Loan To Value (LTV) Ratio

CBLTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 69.99	3,399,830.27	1.14%	> 50	24,670.06	0.01%	56.01	36.60	702	85.39	93.57	21.09	68.26
70 – 79.99	6,130,503.01	2.06%	> 50	-	0.00%	75.94	37.03	677	75.17	83.58	19.74	73.12
80 – 84.99	8,330,848.62	2.80%	> 50	89,716.60	0.03%	81.92	37.30	692	84.86	80.67	29.49	59.12
85 – 89.99	14,527,115.45	4.89%	> 50	14,960.33	0.01%	88.48	37.64	686	83.71	89.59	45.00	45.51
90 – 94.99	37,039,747.94	12.47%	> 50	376,647.75	0.13%	91.53	37.77	699	77.61	81.08	39.41	24.05
95 – 99.99	49,884,354.34	16.79%	> 50	339,076.92	0.11%	96.29	38.63	692	82.59	91.84	48.68	23.01
100	177,832,044.19	59.85%	> 50	3,841,305.12	1.29%	100.00	41.31	674	88.01	99.83	44.64	13.58
TOTAL POOL	297,144,443.82	100.00%		4,686,376.78	1.58%	96.25	40.08	681	85.21	94.70	43.48	21.16

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout	% Full Doc
0 – $50,999	148,311,229.37	49.91%	679	96.69	39.54	85.93	93.36	19.39	51.44
$51 – $200,999	148,148,378.86	49.86%	684	95.86	40.64	84.57	96.17	22.87	35.39
$201 – $300,999	684,835.59	0.23%	721	85.01	41.69	67.62	67.62	35.00	67.62
$301 – $400,999		0.00%							
$401 – $500,999		0.00%							
$501 – $600,999		0.00%							
$601 – $700,999		0.00%							
$701 – $800,999		0.00%							
$801 – $900,999		0.00%							
$901 – $1,000,999		0.00%							
>$1000K		0.00%							
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16	43.48

Principal Balance: Average $43,309.20 **Min:** $8,522.75 **Max:** $239,679.49

Documentation Type

Documentation Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Full Doc	129,191,899.31	43.48%	673	96.97	40.37	86.55	96.17	23.29
NINA	6,309,410.43	2.12%	707	85.35	44.47	78.72	90.32	33.23
Limited Doc	142,116,155.59	47.83%	685	96.42	40.07	85.68	93.99	19.21
Stated	19,526,978.49	6.57%	701	93.81	37.83	74.98	91.65	17.37
Other		0.00%						
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc
Single Family	211,033,381.65	71.02%	677	96.65	40.24	96.83	23.29	44.89
PUD	42,160,178.92	14.19%	695	95.56	39.01	93.39	16.04	40.53
Townhouse		0.00%	-	-	-	-	-	-
2 – 4 Family	20,920,716.80	7.04%	699	92.62	39.00	73.56	17.70	25.78
Condo	22,858,318.34	7.69%	685	97.33	41.47	96.78	14.27	51.91
Manufactured		0.00%	-	-	-	-	-	-
Other	171,848.11	0.06%	714	70.67	34.30	100.00	-	65.16
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	94.70	21.16	43.48

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	#DIV/0!							
Other	-	#DIV/0!							
TOTAL	-	#DIV/0!							

Loan Purpose

Loan Purpose	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
	Amount	%					
Refinance – Cashout	62,881,113.13	21.16%	664	92.41	39.69	88.93	96.02
Purchase	219,102,180.14	73.74%	687	97.58	40.34	83.83	94.39
Refinance – Rate Term	15,075,999.75	5.07%	677	93.00	37.83	89.60	93.69
Other	85,150.80	0.03%	721	95.00	43.67	100.00	100.00
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70

Fixed Vs. Floating Collateral

Lien Status	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout	Index	Margin
	Amount	%(2)								
Fixed	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16	n/a	n/a
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16		

Lien Status

Lien Status	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout
	Amount	%						
First Lien		0.00%						
Second Lien	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16
Third Lien		0.00%						
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16

Occupancy Type

Occupancy Type	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout
	Amount	%						
Primary Residence	281,406,690.28	94.70%	680	96.63	40.34	86.61	100.00	21.46
Second Home	2,107,565.71	0.71%	710	88.65	35.60	90.63	-	15.07
Investment	13,630,187.83	4.59%	716	89.57	34.93	55.46	-	16.02
TOTAL POOL	297,144,443.82	100.00%	681	96.25	40.08	85.21	94.70	21.16

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%(2)							
0 Months	152,937,312.49	51.47%	3678	693	94.61	38.65	84.89	92.36	21.49
6 Months	5,099,766.37	1.72%	75	696	93.00	38.15	71.23	80.67	18.31
12 Months	16,776,705.90	5.65%	319	686	95.47	39.88	75.99	91.28	22.35
24 Months	53,641,744.21	18.05%	1165	661	99.12	42.21	83.95	99.04	12.10
36 Months	63,259,781.79	21.29%	1501	670	98.20	41.59	89.93	98.72	26.76
60 Months	4,727,045.98	1.59%	109	676	97.44	41.22	92.14	94.08	33.09
Other: 3 - 48 months	702,087.08	0.24%	14	668	94.17	42.42	100.00	100.00	48.87
TOTAL	297,144,443.82	100.00%	6,861	681	96.25	40.08	85.21	94.70	21.16

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
	Amount	%						
Section 32 Loans	-	#DIV/0!						
Total	-	#DIV/0!						

GA % and Top 5 States

State	%
Georgia	1.57
California	40.94
Nevada	5.97
New York	5.37
Florida	4.72
Virginia	3.70

Top 5 Originators

Originator	%
Saxon Mortgage, Inc.	14.58
Fremont Investment & Loan	12.24
Aames Capital Corporations	8.51
Decision One Mortgage Company,	6.9
Accredited Home Lenders Inc.	4.49

Servicer

Servicer	%
Wilshire	97.23
Ocwen	2.77

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

DERIVED INFORMATION [01/14/04]

HEMT Series 2004-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

2nd Liens Fixed Rate (% of total collateral)

CLTV	Total Scheduled Balance	FICO > 700	FICO 651 - 700	FICO 601 - 650	FICO 551 - 600	FICO 501 - 550	FICO 451 - 500	FICO 450 - 1	FICO Not Available
0.01 - 60.00	1,570,298.91	54.40	19.37	24.39	1.84	0.00	0.00	0.00	0.00
60.01 - 70.00	1,898,377.59	44.14	38.79	17.07	0.00	0.00	0.00	0.00	0.00
70.01 - 80.00	9,492,907.28	31.94	43.07	24.99	0.00	0.00	0.00	0.00	0.00
80.01 - 90.00	42,268,100.93	37.92	43.22	18.29	0.50	0.00	0.00	0.00	0.06
90.01 - 100.00	241,914,759.11	31.11	39.20	25.66	3.92	0.03	0.00	0.00	0.08
Total:	**297,144,443.82**	**32.31**	**39.79**	**24.53**	**3.27**	**0.03**	**0.00**	**0.00**	**0.07**